UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021 (No. 4)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On September 19, 2021, Cellect Biotechnology, Ltd. (the “Company”) convened a Special General Meeting of Shareholders, however the meeting was adjourned for one week to the same day and time due to a lack of a quorum. Accordingly, the Company’s Special General Meeting of Shareholders will be reconvened on Sunday, September 26, 2021, at 11:00 a.m. Israel time, at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, Nass, Amit Gross & Co., B.S.R. 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2021	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Shai Yarkoni
	Name:	Shai Yarkoni
	Title:	Chief Executive Officer

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